

March 16, 2010

W. Pierce Carson
Chief Financial Officer
Santa Fe Gold Corporation
1128 Pennsylvania NE
Albuquerque, NM 87110

> **Re:** **Santa Fe Gold Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **File No. 1-12974**
> **Filed October 13, 2009**
> **Response Letter Filed March 2, 2010**

Dear Mr. Carson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Disclosure Controls and Procedures

1.   We note your response to our prior comment 4 and your statements that "there are inherent limitations in the effectiveness of any system of internal control over financial reporting…." Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your internal control over financial reporting is effective at a reasonable assurance level. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Engineering Comments

2.   We have received the information listed in your response to comment 8 and issue the following comment: We note the document dated July 15, 2008 that explains the justification of elevating your indicated mineral resource to a probable mineral

reserve. It is the view of the staff that a change in the metal price does not affect the continuity of mineralization, and therefore does not solely constitute the change from a resource to a reserve. Please forward to our engineer as supplemental information a plan view map of your proposed mining area showing drill hole collar locations and, if available, old and present mine working locations. Additionally, please forward copies of the geologic cross sections used to determine your reserves showing drill hole intercepts and any other pertinent information relating to the computation of your reserves. In addition to the above, please foreword your cash flow analysis using the estimated metallurgical recovery, three-year historic average linked to your fiscal year end, which also incorporates your foreword gold sales to Sandstorm Resources Ltd and any other agreements linked to your gold sales. The cash flow should only include proven and probable reserves. Measured, indicated, and inferred resources should be excluded from the cash flow.

3.   We note your response to prior comment 9 concerning the gold equivalent grade calculation and the factors you used to calculate these values. Please include this information in your filing. When reporting reserves we suggest listing proven and probable reserves in a table with assumptions as footnotes.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact John Coleman, Mining Engineer, at (202) 551-3705 regarding the engineering comments. Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any other questions.

                                        Sincerely,

                                        Anne Nguyen Parker
                                        Branch Chief